Santiago, July 1, 2024
Solange Berstein Jáuregui
President
Financial Markets Commission
Present

Communication of decision to increase the dividend provision

Mrs. President
In accordance with the provisions of articles 9 and 10 of Law No. 18,045, and the provisions of chapter 18-10 of the Updated Compilation of Standards of the Financial Market Commission, Banco Santander-Chile hereby informs that the Commission for the Financial Market, by Exempt Resolution number 5664 dated June 21, 2024, fined Banco Santander-Chile in the amount of 2,500 UF, for violations of numbers 2 and 5 of chapter 18-5 of the RAN, in relation to article 14 of the General Banking Law, Circular Letter No. 1,222 and articles 255,268 and 281 of Law No. 20,720.

Banco Santander-Chile complies with making this situation known to the market, in compliance with the information duties that assist it.

Sincerely,

    Román Blanco Reinosa
    Chief Executive Officer

c.c. Stock exchange